

Mail Stop 3561

June 24, 2016

Doron Blachar
Chief Financial Officer
Ormat Technologies, Inc.
6225 Neil Road
Reno, NV 89511

> **Re: Ormat Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 26, 2016**
> **File No. 1-32347**

Dear Mr. Blachar:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operation

General

1. Please address the following comments regarding the geographic dispersion of your revenues and income:

    - Although your disclosures on pages 9, 10 and 99 indicate that the United States represents approximately 70% of your Electricity Segment and 90% of your Product Segment revenues for fiscal years 2014 and 2015, your disclosure on page 189 suggests that domestic revenues are closer to 50% of your overall revenues over that timeframe. Please reconcile these disclosures for us and revise your disclosures for clarity.

    - We note from the table on page 180 that your pre-tax income predominantly relates to your foreign operations. Please tell us and disclose why there is such a disparity in the pre-tax income contributed by your domestic and foreign operations. In doing so, clarify why your domestic operations generate minimal pre-tax income/losses despite material revenues. Please enhance your results of operations disclosures by separately discussing the results and trends of the geographic regions and/or countries in which you operate.

Overview, page 93

2. Although you indicate at the top of page 94 that approximately 86% of fiscal year 2015 electricity segment revenues were from PPAs with fixed energy rates unaffected by fluctuations in energy commodity prices, you indicate in your Q4-15 earnings call on February 24, 2016 that 40% of your fiscal 2015 electricity revenues were tied to oil and natural gas prices. Please explain the reasons for this apparent discrepancy and clarify your disclosures accordingly.

3. We note your electricity segment generated power of 4,835,109 MWh in 2015 and 4,450,910 MWh in 2014. Based on total electricity revenues for those years, you earned, on average, $77.75 and $85.89 for each MWh in 2015 and 2014, respectively. We also note that the new contracts you are entering into are not affected by natural gas and oil prices and are at a rate of approximately $85.00. Please disclose and discuss the changes in rate per MWh as we believe the fluctuations in this metric provides valuable and insightful trend information to your investors regarding your electricity PPAs.

4. Please tell us and disclose whether the decline in energy commodity prices has affected the price of geothermal energy and whether it has affected contract negotiations. To the extent applicable, please also add disclosure discussing the risk of consumers switching to electricity generated from other sources, such as natural gas or fuel oil, due to the current low prices of such commodities. In doing so, please specifically address the risk for your power plants currently under construction as well the effect on future acquisitions.

Results of Operations

Comparison of the Year Ended December 31, 2015 and the Year Ended December 31, 2014

Product Segment, page 105

5. You state that the 23.4% increase in product segment revenues was primarily due to timing of revenue recognition, different product mix and commencing revenue recognition for new contracts. Your explanation of the increase in revenue is not overly informative and is similar to the explanation given in the prior year. Please expand your disclosure to provide additional detail on the changes in product mix and names of the significant contracts and amounts of revenue recorded for those contracts in the current and prior years. Quantify, where possible, the extent to which each identified factor

contributed to the overall change in revenues. If a significant amount of product revenue was recorded for the Sarulla project, please also add disclosure that this contract will end sometime during 2017.

Income Taxes, page 107

6. We note on page 181 that there is an effect of foreign income tax that creates a difference between the statutory and effective tax rate. To the extent material, please revise your discussion to separately discuss the reasons for fluctuations in the effective tax rates related to each material country in which you operate and consider quantifying the impact of each country on the overall effective tax rate. If a particular country contributes disproportionately to your income based on significantly lower tax rates, explain the impact such tax structures had on your results. If changes in the geographical mix of income were a significant driver of changes in your effective tax rate, please explain to us and disclose the facts and circumstances leading to the changes in the geographical mix of income and whether you expect these changes to continue. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release No. 33-8350. Please also clarify for us your statement on page 107 that your fiscal 2015 effective tax rate differs from the federal statutory rate "due to losses in the U.S. and certain foreign jurisdiction."

Notes to Consolidated Financial Statements

Foreign currency translation, page 136

7. Since you indicate that all of your subsidiaries and investees use the U.S. dollar as their functional currency, please clarify why you reference currency translation adjustments impacting comprehensive income. Also tell us if any of your foreign deposits disclosed on page 133 are held in currencies other than the U.S. dollar.

Note 2 – Share Exchange Transaction, page 142

8. We note that you issued 3 million shares to your former parent in exchange for net assets with a carrying value of approximately $28 million. We note that the shares had an approximate fair value of $90 million on the date the share exchange was completed. Please tell us the authoritative GAAP guidance you relied upon in accounting for this transaction. In doing so, tell us what consideration you gave to reflecting the excess fair value distributed to your former parent as a reduction to equity.

Note 20 – Income Taxes, page 180

9. Please clarify why your disclosures on page 107 suggest that you have a full valuation allowance on your domestic deferred tax assets related to net operating loss carryforwards and unutilized tax credits (PTCs and ITCs), when your deferred tax table

on page 182 appears to indicate that such deferred tax assets are not fully reserved. In doing so, explain the difference between the related $70.5 million deferred tax asset discussed on page 107 to the related gross deferred tax assets totaling approximately $176 million on page 182.

Note 21 – Business Segments, page 187

10. Please identify for us your operating segments and disclose whether operating segments have been aggregated. See ASC 280-10-50-21.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Officer of Consumer Products